Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted (a)
	2012	2011	2012	2011
Average number of common shares outstanding	62,536	61,933	62,536	61,933
Average common shares due to assumed conversion of stock options	—	—	365	—
Total shares	62,536	61,933	62,901	61,933

Income (loss) from continuing operations, net	$12,943	$(4,873)	$12,943	$(4,873)
Loss from discontinued operations, net	(985)	(24,204)	(985)	(24,204)
Net income (loss)	$11,958	$(29,077)	$11,958	$(29,077)

Per share data:
Income (loss) from continuing operations, net	$0.21	$(0.08)	$0.21	$(0.08)
Loss from discontinued operations, net	(0.02)	(0.39)	(0.02)	(0.39)
Net income (loss) per share	$0.19	$(0.47)	$0.19	$(0.47)

	For the six months ended June 30,
	Basic		Diluted (a)
	2012	2011	2012	2011
Average number of common shares outstanding	62,365	61,879	62,365	61,879
Average common shares due to assumed conversion of stock options	—	—	374	420
Total shares	62,365	61,879	62,739	62,299

Income from continuing operations, net	$12,617	$729	$12,617	$729
Loss from discontinued operations, net	(1,668)	(27,445)	(1,668)	(27,445)
Net income (loss)	$10,949	$(26,716)	$10,949	$(26,716)

Per share data:
Income from continuing operations, net	$0.20	$0.01	$0.20	$0.01
Loss from discontinued operations, net	(0.03)	(0.45)	(0.03)	(0.44)
Net income (loss) per share	$0.17	$(0.44)	$0.17	$(0.43)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.